Exhibit 99.3

155 Wellington Street West	File 279404
Toronto, ON M5V 3J7 Canada

dwpv.com

November 18, 2021

BY EDGAR

Dear Sirs/Mesdames:

GFL Environmental Inc. Prospectus Supplement dated November 18, 2021 (the “Prospectus Supplement”) to the Short Form Base Shelf Prospectus dated April 20, 2021

We refer to the prospectus supplement dated November 18, 2021 (the “Prospectus Supplement”) to the (final) short form base shelf prospectus of GFL Environmental Inc. dated April 20, 2021, forming part of the Registration Statement on Form F-10 (Registration No. 333-255184) filed by GFL Environmental Inc. with the U.S. Securities and Exchange Commission.

We hereby consent to the use of our firm name on the inside cover page of the Prospectus Supplement and under the heading “Legal Matters” in the Prospectus Supplement and consent to the use of our firm name and the reference to our legal opinions under the headings “Eligibility for Investment” and “Material Canadian Federal Income Tax Considerations” in the Prospectus Supplement, which legal opinions are provided as of the date of the Prospectus Supplement.

In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under the U.S. Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

/s/ Davies Ward Phillips & Vineberg LLP

Davies Ward Phillips & Vineberg LLP

DAVIES WARD PHILLIPS & VINEBERG LLP